

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 29, 2007

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

   RE: PPG Industries, Inc.
     Form 10-K for the year ended December 31, 2006
     Filed February 21, 2007
     Definitive Proxy Statement on Schedule 14A
     Form 10-Q for the quarter ended September 30, 2007

     File No. 1-1687

Dear Mr. Hernandez:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Business, page 11

 1. In the commodity chemicals business segment and glass business segment discussions on page 12, we note you compete with six other major producers of chlor-alkali products and six major producers of flat glass, six major producers of

fabricated glass, and three major producers of fiber glass. In future filings, please identify these competitors.

2. In future filings, under "Raw Materials and Energy" on page 13, please include a discussion of the sources and availability of raw materials for the optical and specialty materials and commodity chemicals business segments.

Executive Officers of the Company, page 17

3. In future filings, for the listed executive officers, please disclose each person's principal occupations and employment during the past five years and if any previous employer is affiliated with you. Additionally, for any person employed by you for less than five years, please briefly explain the nature of this person's responsibilities in previous employment positions. See Item 401(e) of Regulation S-K.

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 27

4. In your table of significant contractual obligations on page 28, please include in future filings the following:
    - Interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.
    - Contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

5. We note that the increase in sales of 8% between the year ended December 31, 2005 and the year ended December 31, 2006 is substantially less than the increase in receivables of 22% between those dates. Also, the ratio of receivables to quarterly revenue went up from 77% at March 31, 2006 to 83% at March 31, 2007. In future filings please quantify the receivables and inventory turnover ratios in MD&A and explain material variances, since both assets are material to your financial position and liquidity.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 27

6. In future filings, please disclose the factors you consider when deciding to materially increase or decrease compensation to your executive officers.

7. In future filings, under "Annual Incentive Awards" on page 29, please disclose and quantify all specific financial targets in the third paragraph.

8. In future filings, under "Stock Options" on page 31, please disclose how you determine the amount of stock options to issue to your executive officers.

Form 10-Q for the period ended September 30, 2007

17. Commitments and Contingent Liabilities, page 20

9. We note that your environmental remediation expenses were approximately 20% of your pre-tax income in 2006. We also note that expenditures are expected to range up to around 5% of annual cash flows from operations for the foreseeable future. We also note that in addition to the amounts reserved, you may be subject to additional losses up to $300 million. There is also a high level of uncertainty about the timing and amount of such costs. In future filings, please enhance your discussion to disclose more about the material components and significant assumptions, underlying your accruals. See SAB 5:Y, Interpretive Response to Question 2 for more information.

For example, the last paragraph beginning on page 28, would be more meaningful, at least with regard to the New Jersey sites, to quantify both the elements of the periodic charge and the accrual itself. This should be done consistent with the method in which you establish your estimates (excavation, insitu stabilization/solidification, transportation, disposal of soil, soil treatment, administration, legal, further feasibility, etc). By doing so, this will greatly facilitate an understanding of, and narrative disclosures about, future charges and changes in estimates. Rather than simply disclosing the amount of environmental charges in your narrative, you should say what underlying facts and circumstance changed from the previous estimate, or what additional information caused the amount of the accrual to require change. Finally, the periodic charge should be analyzed into elements.

This same guidance would apply to any other site, or related group of sites, where it is reasonably possible that a material adverse loss may be incurred.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Jennifer Hardy at (202) 551-3767, with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant